UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ______________

                                 SCHEDULE 13E-3
                                (Final Amendment)

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                        UNIFIED FINANCIAL SERVICES, INC.
                                (Name of Issuer)

                        UNIFIED FINANCIAL SERVICES, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)
                                _________________

                                  John S. Penn
                      President and Chief Executive Officer
                        Unified Financial Services, Inc.
                              2353 Alexandria Drive
                            Lexington, Kentucky 40504
                                 (859) 514-6174

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

                                _________________

                                 with copies to:

                             Joseph G. Connolly, Jr.
                             Hogan & Hartson L.L.P.
                              555 13th Street, N.W.
                             Washington, D.C. 20004
                                 (202) 637-5600

     This statement is filed in connection with (check the appropriate box):

     a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. |_| The filing of a registration statement under the Securities Act of 1933.
     c.   |_| A tender offer.
     d.   |_| None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

     Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                                      Calculation of Filing Fee
------------------------------------- ------------------------------------------
        Transaction Valuation (1)               Amount of Filing Fee (2)
                $402,545                                $81.00
------------------------------------- ------------------------------------------

(1) Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, the value of the securities proposed to be acquired consists of the estimated $402,545 of cash to be paid in lieu of the issuance of fractional shares of common stock in the reverse stock split.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the cash to be paid in lieu of fractional shares.

|X| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:   $81.00           Filing Party:  Unified Financial Services, Inc.
Form or Registration No.: Schedule 13E-3   Date Filed:    March 22, 2004

                        RULE 13e-3 TRANSACTION STATEMENT


     This Schedule 13E-3 Final Amendment is filed by Unified Financial Services, Inc., a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder. At the Company's annual meeting of stockholders held on May 25, 2004 (the "annual meeting"), the Company's stockholders approved a proposal (the "Reverse Stock Split Proposal") to approve an amendment to the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Amendment") that would provide for the conversion and reclassification of each 500 outstanding shares of the Company's common stock into one share of common stock in a reverse stock split (the "Reverse Stock Split"). Of the 2,767,092 shares of common stock outstanding as of the record date for, and entitled to vote at, the annual meeting, 2,014,809 votes were cast "For" and 72,548 votes were cast "Against" the Reverse Stock Split Proposal. There were 7,272 abstentions.

     The Company filed the Certificate of Amendment with the Secretary of State of the State of Delaware on May 27, 2004 to effect the Reverse Stock Split. Concurrently with the filing of this Schedule 13E-3 Final Amendment, the Company is filing with the Securities and Exchange Commission a Form 15 to terminate the registration of the Company's common stock under Section 12(g) of the Securities Exchange Act of 1934.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              UNIFIED FINANCIAL SERVICES, INC.

                              By:      /s/ John S. Penn
                                       John S. Penn
                                       President and Chief Executive Officer



Dated:  May 28, 2004